================================================================================

                        SECURITES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                  Securities Exchange Act of 1934 [Fee Waived]


For the Fiscal Year Ended December 31, 1998        Commission File Number 0-1928


                             Full Title of the Plan:

                     THE AES CORPORATION PROFIT SHARING AND
                              STOCK OWNERSHIP PLAN

       Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:

                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209

================================================================================

  Page 1 of 20 sequentially numbered pages.
  The Exhibit Index is on Page 19.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            Page
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   3

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997:

   Statements of Net Assets Available for Participants' Benefits               4

   Statements of Changes in Net Assets Available for Participants' Benefits    5

   Notes to Financial Statements                                            6-15

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1998:

   Item 27a - Assets Held for Investment Purposes                             16

   Item 27d - Schedule of Reportable Transactions                             17

INDEPENDENT AUDITORS' REPORT


The AES Corporation Profit Sharing and
   Stock Ownership Plan:

We have audited the accompanying statements of net assets available for participants' benefits of The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participants' benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for participants' benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for participants' benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.

/s/  Deloitte & Touche LLP

Washington, D.C.
June 11, 1999

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

ASSETS                                                                               1998                    1997
                                                                                     ----                    ----
Cash                                                                            $    983,904             $  1,308,815
Investments, at fair value (Notes 2 and 3):
    Common stock - The AES Corporation                                           216,603,286              215,485,642
    Money market funds                                                            13,843,947               17,562,881
    Mutual funds                                                                  20,732,481               26,499,187
                                                                                ------------             ------------

                      Total investments, at fair value                           251,179,714              259,547,710

Participant loans (Note 6)                                                         3,934,613                3,963,190
                                                                                ------------             ------------

                      Total cash and investments                                 256,098,231              264,819,715
                                                                                ------------             ------------
RECEIVABLES:
    Employer contributions                                                         1,897,795                2,337,715
    Participant contributions                                                        319,919                  476,346
                                                                                ------------             ------------
                      Total receivables                                            2,217,714                2,814,061
                                                                                ------------             ------------

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS                                                                    $258,315,945             $267,633,776
                                                                                ============             ============

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANTS'
BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                                 1998                     1997
                                                                                 ----                     ----
ADDITIONS TO NET ASSETS:
    Investment income:
       Net (depreciation) appreciation in fair value of
           investments (Note 4)                                             $  (2,921,855)            $ 109,439,232
       Interest and dividends                                                   2,464,037                 3,558,652

    Contributions:
       Employer                                                                 3,330,620                 3,979,515
       Participant                                                              2,973,123                 4,236,158
                                                                            -------------             -------------

                      Total additions                                           5,845,925               121,213,557

DEDUCTIONS FROM NET ASSETS:
    Withdrawals and distributions                                             (15,163,756)              (23,680,151)
                                                                            -------------             -------------

NET (DECREASE) INCREASE                                                        (9,317,831)               97,533,406

NET ASSETS AVAILABLE FOR PARTICIPANTS'
    BENEFITS:
    Beginning of year                                                         267,633,776               170,100,370
                                                                            -------------             -------------

    End of year                                                             $ 258,315,945             $ 267,633,776
                                                                            =============             =============

See notes to financial statements.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.  PLAN DESCRIPTION

    The AES Corporation Profit Sharing and Stock Ownership Plan (the Plan) was established on April 1, 1989, as the successor plan to the Applied Energy Services, Inc. Employee Profit Sharing Plan, the Applied Energy Services, Inc. Employee Stock Ownership Plan, the AES Deepwater Division Employee Profit Sharing Plan, the AES Beaver Valley Division Employee Profit Sharing Plan, and the BV Partners Employee Profit Sharing Plan.

    The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution plan. All regularly scheduled full-time and part-time employees are eligible to participate in the Plan on the entry date following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). As of December 31, 1998 the majority of the Plan's assets, approximately 84%, was common stock of The AES Corporation.

    Contributions - Participants may make pre-tax contributions to the Plan up to an annual maximum determined by the Internal Revenue Service. During 1998 and 1997, The AES Corporation (the Company) matched participant pre-tax contributions up to 5.0% of compensation, as defined by the Plan Agreement, on a dollar for dollar basis. Matching contributions made by the Company are paid in common stock of The AES Corporation. Participants may also make after-tax contributions of up to 10% of compensation.

    In addition, the Company may make profit sharing contributions to the Plan that are allocated to the participants accounts on the basis of each participant's base compensation, as defined by the Plan Agreement. Profit-sharing contributions are made in the Company's common stock. During 1998 and 1997, the Company contributed 5.0% and 6.5% of base compensation as profit sharing allocations.

    Participant Accounts - Each participant's account is credited with the participant's and the employer's contributions and an allocation of the Plan's earnings. Allocations are based on the balance of each investment type in the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    Participants can choose to invest their contributions in common stock of The AES Corporation and various mutual funds including Alliance Quasar Fund and Pimco Total Return Fund and in the following eight Merrill Lynch funds:
    Growth Fund, Global Allocation Fund, Federal Securities Trust Fund, Capital Fund, Basic Value Fund, Retirement Preservation Trust Fund, Equity Index Trust I Fund, Hotchkis & Wiley International Fund, or in any combination thereof in increments of 10% at their discretion. Participants can allocate their investment among the common stock of The AES Corporation or any of the funds at their discretion. Investment options are selected by the administrative committee of the Plan.

    Vesting - Participants are immediately vested in their pre-tax and post-tax contributions and Company matching contributions plus actual earnings thereon. Vesting in profit sharing contributions is based on years of continuous service. A participant vests 20% per year and is fully vested after five years of credited service.

    Withdrawals and Distributions - The value of participants' contributions plus the value of all vested Company contributions is payable to participants upon retirement or upon termination of employment with the Company. At each participant's election, the entire distribution may be made as a single lump sum payable in common stock of The AES Corporation, cash, or a combination of both. The participants also have the option of receiving the value of their Plan account in substantially equal cash installments.

    Forfeitures - Participants who leave the Company who have not completed five years of credited service forfeit the value of the Company's profit sharing contributions in which they are not then vested. Forfeitures are applied to reduce the Company's contributions in subsequent years.

    Administration - The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. Merrill Lynch Trust Company is the Plan Trustee. Administrative, legal, and all other expenses of the Plan are paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General - The Plan's financial statements are prepared on the accrual basis of accounting. Participant benefits are recorded when paid.

    Valuation of Investments - All money market and other mutual funds are stated at their quoted market prices at December 31, 1998 and 1997. All participant loans are valued at cost, which approximates fair value.

    The Company's stock is traded on the New York Stock Exchange (NYSE). The Plan's investment in the Company's stock is stated at quoted market value. At December 31, 1998 and 1997, the quoted market value of the Company's common stock was $47.38 and $46.63 per share, respectively.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.  INVESTMENTS

    The participants' and the Company's contributions to the Plan and Plan earnings are invested in various money market, mutual funds or Company stock at the direction of the participants. The following tables present the fair values of investments as of December 31, 1998 and 1997.

                                                                December 31,             December 31,
                                                                   1998                      1997
                                                                   ----                      ----
Cash                                                          $    983,904              $  1,308,815
Investments at quoted market value:
    The AES Corporation common stock                           216,603,286*              215,485,642*
    Money market funds:
        Merrill Lynch Retirement Preservation Fund              12,737,215                17,508,574*
        Other                                                    1,106,732                    54,307
    Mutual funds:
        Merrill Lynch Growth Fund                                8,124,546                13,762,550*
        Merrill Lynch Basic Value Fund                           5,782,622                 5,867,330
        Other                                                    6,825,313                 6,869,307
Participant loans                                                3,934,613                 3,963,190
                                                              ------------              ------------

Total cash and investments                                    $256,098,231              $264,819,715
                                                              ============              ============



    The above investments indicated with an "*" represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997, respectively.

4.  NET (DEPRECIATION) APPRECIATION IN FAIR VALUE OF INVESTMENTS

    During the years ended December 31, 1998 and 1997, the Plan's investments (including investments bought, sold, as well as held during the period) (depreciated) appreciated in value by $(2,921,855) and $109,439,232, respectively, as follows:

                                                  Year Ended              Year Ended
                                               December 31, 1998      December 31, 1997
                                               -----------------      -----------------

The AES Corporation common stock                  $    600,668           $107,491,971
Mutual funds                                        (3,522,523)             1,947,261
                                                  ------------           ------------
   Net (depreciation) appreciation in
       fair value                                 $ (2,921,855)          $109,439,232
                                                  ============           ============

5.  INFORMATION REGARDING NET ASSETS AVAILABLE FOR PARTICIPANTS' BENEFITS
    BY FUND

       For the year ended December 31, 1998


                                                                      MERRILL LYNCH FUNDS
                                                       -----------------------------------------------------------
                                                    AES                               GLOBAL          FEDERAL
                                                   COMMON           GROWTH          ALLOCATION       SECURITIES          CAPITAL
                                                   STOCK             FUND              FUND          TRUST FUND            FUND
                                                   -----             ----              ----          ----------            ----

ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends                  $     137,266     $     238,891     $     258,885     $     139,204     $     173,801
      Net appreciation
          (depreciation)in fair
          value of investments                      600,668        (3,255,462)         (256,179)            6,433           (60,936)
                                              -------------     -------------     -------------     -------------     -------------

             Total investment
                 income (loss)                      737,934        (3,016,571)            2,706           145,637           112,865
                                              -------------     -------------     -------------     -------------     -------------

Contributions:
    Employer                                      3,330,620                --                --                --                --
    Participants                                  1,277,000           735,072           176,642           146,021           179,337
                                              -------------     -------------     -------------     -------------     -------------

             Total contributions                  4,607,620           735,072           176,642           146,021           179,337
                                              -------------     -------------     -------------     -------------     -------------

TOTAL  ADDITIONS                                  5,345,554        (2,281,499)          179,348           291,658           292,202

DEDUCTIONS FROM
    NET ASSETS:
    (Transfers out) transfers in                 (1,345,971)       (2,957,838)         (518,285)          (61,007)         (379,232)
    Withdrawals and
        distributions                            (3,321,859)         (398,667)         (103,065)         (105,046)         (140,914)
                                              -------------     -------------     -------------     -------------     -------------

TOTAL DEDUCTIONS                                 (4,667,830)       (3,356,505)         (621,350)         (166,053)         (520,146)
                                              -------------     -------------     -------------     -------------     -------------

NET INCREASE (DECREASE)                             677,724        (5,638,004)         (442,002)          125,605          (227,944)

NET ASSETS AVAILABLE
    FORPARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                                     217,823,357        13,762,550         2,448,229         1,845,471         2,296,236
                                              -------------     -------------     -------------     -------------     -------------

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR                     $ 218,501,081     $   8,124,546     $   2,006,227     $   1,971,076     $   2,068,292
                                              =============     =============     =============     =============     =============

                                      -9-

                                                                        MERRILL LYNCH FUNDS
                                               -----------------------------------------------------------------          PIMCO
                                                    BASIC         RETIREMENT          EQUITY         HOTCHKIS             TOTAL
                                                    VALUE        PRESERVATION         INDEX           & WILEY             RETURN
                                                    FUND             TRUST            TRUST I        INT'L FUND            FUND
                                                    ----             -----            -------        ----------            ----

 ADDITIONS TO NET ASSETS:
   Investment Income:
       Interest and dividends                  $    539,305      $    914,929      $      2,961      $      5,072      $     25,766
       Net appreciation
           (depreciation)in fair
           value of investments                      53,912                --            86,802           (13,505)           (3,763)
                                               ------------      ------------      ------------      ------------      ------------

              Total investment
                  income (loss)                     593,217           914,929            89,763            (8,433)           22,003
                                               ------------      ------------      ------------      ------------      ------------

 Contributions:
     Employer                                            --                --                --                --                --
     Participants                                   428,016           504,834            41,141             6,391            10,438
                                               ------------      ------------      ------------      ------------      ------------

              Total contributions                   428,016           504,834            41,141             6,391            10,438
                                               ------------      ------------      ------------      ------------      ------------

 TOTAL  ADDITIONS                                 1,021,233         1,419,763           130,904            (2,042)           32,441

 DEDUCTIONS FROM
     NET ASSETS:
     (Transfers out) transfers in                  (771,167)        4,014,641           922,916           110,156           278,734
     Withdrawals and
         distributions                             (334,774)      (10,205,763)           (1,395)               --                --
                                               ------------      ------------      ------------      ------------      ------------

 TOTAL DEDUCTIONS                                (1,105,941)       (6,191,122)          921,521           110,156           278,734
                                               ------------      ------------      ------------      ------------      ------------

 NET INCREASE (DECREASE)                            (84,708)       (4,771,359)        1,052,425           108,114           311,175

 NET ASSETS AVAILABLE
     FORPARTICIPANTS'
     BENEFITS,BEGINNING
     OF YEAR                                      5,867,330        17,508,574            54,307             4,902            10,102
                                               ------------      ------------      ------------      ------------      ------------

 NET ASSETS AVAILABLE
     FOR PARTICIPANTS'
     BENEFITS, END OF YEAR                     $  5,782,622      $ 12,737,215      $  1,106,732      $    113,016      $    321,277
                                               ============      ============      ============      ============      ============


                                                          ALLIANCE
                                                           QUASAR            PARTICIPANT
                                                            FUND                LOANS                OTHER                TOTAL
                                                            ----                -----                -----                -----
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends                           $      13,575        $          --        $      14,382        $   2,464,037
      Net appreciation
          (depreciation)in fair
          value of investments                               (79,825)                  --                   --           (2,921,855)
                                                       -------------        -------------        -------------        -------------

             Total investment
                 income (loss)                               (66,250)                  --               14,382             (457,818)
                                                       -------------        -------------        -------------        -------------

Contributions:
    Employer                                                      --                   --                   --            3,330,620
    Participants                                              17,936                   --             (549,705)           2,973,123
                                                       -------------        -------------        -------------        -------------

             Total contributions                              17,936                   --             (549,705)           6,303,743
                                                       -------------        -------------        -------------        -------------

TOTAL  ADDITIONS                                             (48,314)                  --             (535,323)           5,845,925

DEDUCTIONS FROM
    NET ASSETS:
    (Transfers out) transfers in                             129,680           (1,088,502)           1,665,875                   --
    Withdrawals and
        distributions                                           (308)           1,059,925           (1,611,890)         (15,163,756)
                                                       -------------        -------------        -------------        -------------

TOTAL DEDUCTIONS                                             129,372              (28,577)              53,985          (15,163,756)
                                                       -------------        -------------        -------------        -------------

NET INCREASE (DECREASE)                                       81,058              (28,577)            (481,338)          (9,317,831)

NET ASSETS AVAILABLE
    FORPARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                                                  264,367            3,963,190            1,785,161          267,633,776
                                                       -------------        -------------        -------------        -------------

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR                              $     345,425        $   3,934,613        $   1,303,823        $ 258,315,945
                                                       =============        =============        =============        =============

--------------------------------------------------------------------------------
       For the year ended December 31, 1997

                                                                                     MERRILL LYNCH FUNDS
                                                          --------------------------------------------------------------------------
                                                    AES                               GLOBAL           FEDERAL
                                                  COMMON             GROWTH          ALLOCATION       SECURITIES         CAPITAL
                                                   STOCK              FUND              FUND          TRUST FUND           FUND
                                                   -----              ----              ----          ----------           ----
 ADDITIONS TO NET ASSETS:
   Investment Income:
       Interest and dividends                 $      99,376     $   1,172,837     $     322,520     $     160,528     $     175,852
       Net appreciation
           (depreciation) in fair
           value of investments                 107,491,971         1,055,922           (78,188)           31,359           157,024
                                              -------------     -------------     -------------     -------------     -------------

              Total investment
                  income (loss)                 107,591,347         2,228,759           244,332           191,887           332,876
                                              -------------     -------------     -------------     -------------     -------------

 Contributions:
     Employer                                     3,979,515                --                --                --                --
     Participants                                 1,281,086           781,677           258,187           125,414           220,064
                                              -------------     -------------     -------------     -------------     -------------

              Total contributions                 5,260,601           781,677           258,187           125,414           220,064
                                              -------------     -------------     -------------     -------------     -------------

 TOTAL  ADDITIONS                               112,851,948         3,010,436           502,519           317,301           552,940

 DEDUCTIONS FROM
     NET ASSETS:
     (Transfers out) transfers in               (22,728,190)       (1,286,305)          (66,681)          409,847           262,352
     Withdrawals and
     distributions                               (2,689,301)         (828,672)          (91,110)       (1,029,416)          (77,311)
                                              -------------     -------------     -------------     -------------     -------------

 TOTAL DEDUCTIONS                               (25,417,491)       (2,114,977)         (157,791)         (619,569)          185,041
                                              -------------     -------------     -------------     -------------     -------------

 NET INCREASE (DECREASE)                         87,434,457           895,459           344,728          (302,268)          737,981

 NET ASSETS AVAILABLE
     FOR PARTICIPANTS'
     BENEFITS,BEGINNING
     OF YEAR                                    130,388,900        12,867,091         2,103,501         2,147,739         1,558,255
                                              -------------     -------------     -------------     -------------     -------------

 NET ASSETS AVAILABLE
     FOR PARTICIPANTS'
     BENEFITS, END OF YEAR                    $ 217,823,357     $  13,762,550     $   2,448,229     $   1,845,471     $   2,296,236
                                              =============     =============     =============     =============     =============

                                                                                    MERRILL LYNCH FUNDS

                                                            BASIC             RETIREMENT              EQUITY            HOTCHKIS
                                                            VALUE            PRESERVATION             INDEX              & WILEY
                                                             FUND                TRUST               TRUST I            INT'L FUND
                                                             ----                -----               -------            ----------
ADDITIONS TO NET ASSETS:
  Investment Income:
      Interest and dividends                             $    491,537         $  1,121,813         $         --        $         87
      Net appreciation
          (depreciation) in fair
          value of investments                                775,641                   --                2,131                (185)
                                                         ------------         ------------         ------------        ------------

             Total investment
                 income (loss)                              1,267,178            1,121,813                2,131                 (98)
                                                         ------------         ------------         ------------        ------------

Contributions:
    Employer                                                       --                   --                   --                  --
    Participants                                              412,059              330,456                   --                  --
                                                         ------------         ------------         ------------        ------------

             Total contributions                              412,059              330,456                   --                  --
                                                         ------------         ------------         ------------        ------------

TOTAL  ADDITIONS                                            1,679,237            1,452,269                2,131                 (98)

DEDUCTIONS FROM
    NET ASSETS:
    (Transfers out) transfers in                              805,114           22,252,801                   --               5,000
    Withdrawals and
    distributions                                            (209,260)         (19,579,544)              52,176                  --
                                                         ------------         ------------         ------------        ------------

TOTAL DEDUCTIONS                                              595,854            2,673,257               52,176               5,000
                                                         ------------         ------------         ------------        ------------

NET INCREASE (DECREASE)                                     2,275,091            4,125,526               54,307               4,902

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                                                 3,592,239           13,383,048                   --                  --
                                                         ------------         ------------         ------------        ------------

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR                                $  5,867,330         $ 17,508,574         $     54,307        $      4,902
                                                         ============         ============         ============        ============

                                                                              MERRILL LYNCH FUNDS

                                                  PIMCO
                                                  TOTAL          ALLIANCE
                                                 RETURN           QUASAR          PARTICIPANT
                                                  FUND             FUND              LOANS             OTHER             TOTAL
                                                  ----             ----              -----             -----             -----
ADDITIONS TO NET ASSETS:
  Investment Income:                          $         296     $         425     $          --     $      13,381     $   3,558,652
      Interest and dividends
      Net appreciation
          (depreciation) in fair
          value of investments                         (194)            3,751                --                --       109,439,232
                                              -------------     -------------     -------------     -------------     -------------

             Total investment
                 income (loss)
                                                        102             4,176                --            13,381       112,997,884
                                              -------------     -------------     -------------     -------------     -------------
Contributions:
    Employer
    Participants
                                                         --                --                --                --         3,979,515

                                                         --               146                --           827,069         4,236,158
                                              -------------     -------------     -------------     -------------     -------------
             Total contributions                         --               146                --           827,069         8,215,673
                                              -------------     -------------     -------------     -------------     -------------

TOTAL  ADDITIONS                                        102             4,322                --           840,450       121,213,557

DEDUCTIONS FROM
    NET ASSETS:
    (Transfers out) transfers in                     10,000           260,045          (727,705)          803,722                --
    Withdrawals and
    distributions                                        --                --           772,287                --       (23,680,151)
                                              -------------     -------------     -------------     -------------     -------------


TOTAL DEDUCTIONS                                     10,000           260,045            44,582           803,722       (23,680,151)
                                              -------------     -------------     -------------     -------------     -------------

NET INCREASE (DECREASE)                              10,102           264,367            44,582         1,644,172        97,533,406

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS,BEGINNING
    OF YEAR                                            --                --           3,918,608           140,989       170,100,370
                                              -------------     -------------     -------------     -------------     -------------

NET ASSETS AVAILABLE
    FOR PARTICIPANTS'
    BENEFITS, END OF YEAR                       $   10,102       $   264,367        $3,963,190         $1,785,161      $257,633,776
                                             ==============     =============     =============     =============     ==============

6.  PARTICIPANT LOANS

    Participants may obtain loans from the Plan in aggregate amounts up to the lesser of (a) $50,000 or (b) 50% of the participant's vested account balance. Loans are repayable over periods up to five years (ten years for loans to purchase a principal residence). The loans are secured by the balance in the participant's account and bear a fixed interest rate, based on the federal prime lending rate plus 1/2%, determined at the commencement of the loan. Interest on all loans is allocated to the participant's account from which the loan was funded. Principal and interest are paid ratably through monthly payroll deductions.

7.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of a termination, the assets of the Plan will first be used to pay the liabilities (if any) of the Plan. The remaining assets will then be distributed to the participants in proportion to their respective interest in the Funds.

8.  INCOME TAXES

    The Plan obtained its most recent determination letter on January 31, 1996, pursuant to which the Internal Revenue Service (the IRS) determined that the terms of the Plan, as submitted, were in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has subsequently been amended since receiving this determination letter and the Company anticipates obtaining a determination letter from the IRS that the Plan, as amended, continues to comply with all applicable requirements of the Code. The Company also believes that the Plan is being operated in compliance with all applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9.  PLAN AMENDMENTS

    In accordance with the terms of the Plan, the Company is authorized to amend the Plan. Since the adoption of the Plan, the Company has periodically amended the Plan to comply with the requirements of the Internal Revenue Code of 1986, as amended, as well as to implement design changes. During 1997, the Company amended the Plan, effective May 1, 1997, to allow for the immediate distribution of benefits to an alternate payee under a Qualified Domestic Relations Order. No amendments were made to the Plan during 1998.

10. SUBSEQUENT EVENTS

    In May 1999, a subsidiary of the Company acquired six power plants from NGE Generation, Inc., an affiliate of New York State Electric and Gas Corporation (NYSEG). In connection with this acquisition, approximately 350 additional employees became eligible to participate in the Plan, including certain employees covered by the collective bargaining agreement (NY Union Participants). The benefits provided by the Plan to the NY Union Participants are limited with respect to matching, profit-sharing, and after-tax contributions. A more complete description of the Plan's provisions can be obtained by referring to the Summary Plan Description.

                                   * * * * * *

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                            NUMBER                                       FAIR
                                                           OF SHARES              COST                   VALUE
                                                           ---------              ----                   -----

Cash                                                               --          $    983,904          $    983,904

The AES Corporation common stock -
    at $47.38 per share (1)                                 4,572,101            46,414,485           216,603,286

Merrill Lynch Retirement Preservation Trust
    Fund (1)                                               12,737,215            12,737,199            12,737,215

Merrill Lynch Growth Fund (1)                                 377,710             8,245,839             8,124,546

Merrill Lynch Global Allocation Fund (1)                      159,098             2,240,498             2,006,227

Merrill Lynch Federal Securities Trust Fund (1)               201,336             1,956,599             1,971,076

Merrill Lynch Capital Fund (1)                                 60,107             1,929,380             2,068,292

Merrill Lynch Basic Value Fund (1)                            152,094             4,803,983             5,782,622

Merrill Lynch Equity Index Trust I (1)                         13,188               976,583             1,106,732

Hotchkis & Wiley International Fund (1)                         4,855               122,804               113,016

Pimco Total Return Fund                                        30,482               325,235               321,277

Alliance Quasar Fund                                           13,817               403,579               345,425

Participant loans (Interest 6.5 % - 12%) (1)                       --             3,934,613             3,934,613
                                                                               ------------          ------------

TOTAL                                                                          $ 85,074,701          $256,098,231
                                                                               ============          ============

---------

(1) Transactions in these investments are considered to be party-in-interest transactions under Department of Labor regulations.

THE AES CORPORATION PROFIT SHARING AND
STOCK OWNERSHIP PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998
--------------------------------------------------------------------------------

       TOTAL NUMBER OF
------------------------------                                 COST/BOOK         PROCEEDS OF         REALIZED
       PURCHASES     SALES         DESCRIPTION                    VALUE               SALE           GAIN/(LOSS)
       ---------     -----         -----------                    -----               ----           -----------

         202           --   The AES Corporation
                            Common Stock                       $19,221,926       $         --        $        --

         228           --   Merrill Lynch Retirement
                            Preservation Trust                  15,152,739                 --                 --

          --          152   The AES Corporation
                            Common Stock                         7,149,845         18,700,738         11,550,893

          --          139   Merrill Lynch Retirement
                            Preservation Trust                  19,924,098         19,924,098                 --



NOTES:  (1)    The items listed above  represent all  transactions  or series of transactions that are reportable under Section 2520.103-6, as amended, of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
               Security Act of 1974. All purchases are stated at cost.

        (2) There were no single transactions in excess of 5% of Plan assets for the year ended December 31, 1998.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             THE AES CORPORATION


                                             BY: /s/ Barry J. Sharp
                                                 ----------------------
                                                 Barry J. Sharp
                                                 Senior Vice President and
                                                 Chief Financial Officer

 Date: June 28, 1999

                                  EXHIBIT INDEX

  EXHIBIT 23.1                                                             PAGE
                                                                           ----
  Independent Auditors' Consent                                             20